Exhibit 99.1

25 October 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 2nd Quarter and Half-Year FY06 Results on Thursday, 10 November 2005.
A briefing for media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney commencing at 10.00am. A teleconference will also be available on +61 2 9423 1645.
A briefing for analysts and investors will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, commencing at 11.00am. A teleconference and audio webcast will also be available on the following:
Domestic: 03 9221 4420
International: +61 3 9221 4420
URL: http://events.webeventservices.com/jameshardie/2005/11/10
A further briefing for analysts and investors will be held on Friday, 11 November 2005, commencing at 11.15am at The Westin Room IV, The Westin, 205 Collins Street, Melbourne.
Yours faithfully
Steve Ashe
Vice-President, Investor Relations